Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-09

Silver North Announces Closing of First Tranche of Private Placement

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC, June 21, 2024 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce that further to its news release dated June 5, 2024, it has closed the first tranche (the “First Tranche”) of its non-brokered private placement (the “Offering”) for gross proceeds of $562,500.

In connection with the closing of the First Tranche the Company issued 2,500,000 charity flow-through units of the Company (the “CFT Units”) at a price of $0.225 per CFT Unit for gross proceeds of $562,500. Each CFT Unit is comprised of one common share in the capital of the Company (a “Share”) and one common share purchase warrant (a “Warrant”) of the Company, each of which will qualify as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”). Each Warrant entitles the holder thereof to purchase one Share (a “Warrant Share”) until June 21, 2028 at an exercise price of $0.35 per Warrant Share.

“Management would like to thank those who participated this offering,” stated Jason Weber, P.Geo., president and CEO of Silver North. “These funds allow Silver North to continue to build on high-grade silver targets such as the West Fault discovery at the Haldane Silver Project in Yukon’s famous Keno Silver District.”

The Company will use an amount equal to the gross proceeds from the First Tranche, pursuant to the provisions in the Tax Act, to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as both terms are defined in the Tax Act (the “Qualifying Expenditures”) related to the Company's projects in the Yukon, on or before December 31, 2025, and to renounce all the Qualifying Expenditures in favour of the subscribers of the CFT Units effective December 31, 2024. If the Qualifying Expenditures renounced by the Company to the CFT Unit subscribers are reduced by the Canada Revenue Agency, the Company will indemnify each CFT Unit subscriber for any taxes payable by such subscriber.

In connection with the closing of the First Tranche the Company issued 105,000 finder’s warrants (the “Finder’s Warrants”) and paid a cash commission of $16,800 to certain arm’s length finders, including Red Cloud Securities Inc., Glores Securities Inc. and Ventum Financial Corp. Each Finder’s Warrant entitles the holder thereof to purchase one Share (a “Finder’s Warrant Share”) at a price of $0.16 per Finder’s Warrant Share until June 21, 2025. The Finder’s Warrants issued in connection with the First Tranche are subject to a statutory hold period and may not be traded until October 22, 2024, except as permitted by applicable securities legislation.

The Company anticipates closing a second tranche of the Offering shortly, subject to customary closing conditions, including the approval of the TSX Venture Exchange (“TSXV”). The Company anticipates that the securities issued in subsequent tranches will be non-flow-through units of the Company (the “NFT Units” and together with the CFT Units, the “Offered Securities”) as more fully described in the Company’s June 5, 2024 news release.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), the Offered Securities are offered for sale to purchasers resident in Canada and/or other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 (the “Listed Issuer Financing Exemption”). Because the Offering is being completed pursuant to the Listed Issuer Financing Exemption, the securities issuable from the sale of Offered Securities to Canadian resident subscribers in the Offering will not be subject to a hold period pursuant to applicable Canadian securities laws.

There is an offering document related to the Offering that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at www.silvernorthres.com. Prospective investors should read this offering document before making an investment decision.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act, as amended, or any state securities laws, and accordingly, may not be offered or sold within the United States or the US persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim silver project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.